IN THE CIRCUIT COURT OF THE 13TH JUDICIAL CIRCUIT
IN AND FOR HILLSBOROUGH COUNTY, FLORIDA

CHARTER TOWNSHIP OF CLINTON
POLICE AND FIRE RETIREMENT
SYSTEM, On Behalf of Itself and All Others
Similarly Situated,

Plaintiff,

vs.

OSI RESTAURANT PARTNERS, INC.,
CHRIS T. SULLIVAN, ROBERT D.
BASHAM, A. WILLIAM ALLEN, III, JOHN
A. BRABSON, JR., W.R. “MAX” CAREY,
JR., DEBBIE FIELDS, GENERAL (RET)
TOMMY FRANKS, THOMAS A. JAMES,
LEE ROY SELMON, TOBY S. WILT, BAIN
CAPITAL PARTNERS, LLC AND
CATTERTON PARTNERS,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	CASE NO.: 06-CA-010348 Division L (CBLD) CLASS REPRESENTATION
FIRST AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION
     1. This is a shareholder class action on behalf of the public stockholders of OSI Restaurant Partners, Inc. (“OSI” or the “Company”) against OSI and its Board of Directors (“Board”) arising out of their efforts to complete a private buyout of OSI via an unfair process fraught with self dealing and disloyal conduct, at a grossly inadequate price of $40 per share (the “Proposed Buyout”), and without the disclosure to OSI’s public shareholders of all material facts concerning the Proposed Buyout. Members of the group seeking to purchase the Company include OSI’s co-founders and defendants Chris T. Sullivan (“Sullivan”), Robert D. Basham (“Basham”), non-defendant founder and OSI Director Emeritus J. Timothy Gannon (“Gannon”), and investment partners Bain Capital Partners, LLC (“Bain”) and Catterton Partners, LLC (“Catterton”) (collectively, the “Buyout Group”).
     2. On November 6, 2006, the Company announced that it had approved the Proposed Buyout by the Buyout Group in which OSI stockholders would receive a paltry $40 in cash for each share of OSI common stock they own and that the Board and its special committee had unanimously recommended the Proposed Buyout.
     3. Yet, over two months later, the Company filed a Preliminary Proxy Statement (the “Proxy”) with the U.S. Securities and Exchange Commission (“SEC”) which disclosed (although, as alleged below, numerous material facts were not disclosed) that the Proposed Buyout was only approved by the special committee of the OSI Board of Directors (the “Board”) because OSI’s founders and management (as members of the Buyout Group) concocted a massive story about accounting irregularities and then threatened to resign from the Company unless their Proposed Buyout was unanimously approved by the special committee. These threats — which allowed the special committee to be manipulated into approving the Proposed Buyout—coupled with, inter alia, the Board’s abject failure to adequately inform itself of the true worth of OSI as an acquisition candidate, and the enormous benefits granted to OSI insiders not shared by the OSI’s public investors, created an unfair, disloyal process that taints the entire Proposed Buyout. As one recent newspaper columnist put it:
Outback Steakhouse’s founders will fare quite well under a proposed $3.2-billion buyout of parent company OSI Restaurant Partners.
If shareholders approve the November pact, co-founders Chris Sullivan, Bob Basham and Tim Gannon would receive a combined 15.3 percent stake valued at $181-million in the new OSI, split annual paychecks totaling $6.4-million, and share a $5-million bonus pot with up to 60 other top executives, according to documents filed this week with the [SEC].
     4. In addition, not only was the process employed by the Board procedurally unfair and designed to favor the Buyout Group and OSI management over the Company’s shareholders generally, but the consideration agreed to by the Board in the Proposed Buyout is grossly inadequate and completely undervalues OSI. That is, it is not only a fact that OSI’s common stock has traded at prices above $40 per share on nearly 50% of the days in the 52 weeks before the announcement of the Proposed Buyout (trading as high as $48 per share), but, despite having to restate past financial results due to numerous accounting irregularities, OSI is conservatively worth at least $45 per share.
     5. In pursuing the unlawful plan to sell and take OSI private, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.
     6. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Buyout, that the Proposed Buyout is conducted in a manner that is not overtly improper, unfair and illegal, and that all material information concerning the Proposed Buyout is disclosed to the OSI shareholders so that they are able to make informed decisions as to whether to vote in favor or against the Buyout or to seek appraisal of their shares. Defendants have stated their intention to hold the shareholder vote on the Proposed Buyout in April 2007.
     7. Plaintiff seeks to enjoin the Proposed Buyout or, alternatively, rescind the proposed Buyout in the event it is consummated. The Proposed Buyout is the product of a hopelessly flawed process that was designed to subvert the interests of plaintiff and the other public stockholders of OSI. Plaintiff seeks injunctive relief only.
JURISDICTION AND VENUE
     8. This Court has jurisdiction pursuant to the provision of Fla. Stat Ann. §26.012, et seq.
     9. This Court has jurisdiction over defendants because they conduct business in Tampa, Florida. In addition, certain of the individuals named as defendants, including A. William Allen (“Allen”), are residents and citizens of Florida. This action is not removable. Plaintiff expressly disavows any claims that could be brought pursuant to federal securities laws and any claims that could be preempted by the Securities Litigation Uniform Standards Act.
     10. Venue is proper in this county pursuant to Fla. Stat. Ann. §47.051 in that OSI transacts is business in this County.
PARTIES
     11. Plaintiff Charter Township of Clinton Police and Fire Retirement System, an institutional investor, at all times relevant hereto has been and is a stockholder of OSI, and is the holder of 6,525 shares of OSI common stock.
     12. Defendant OSI is a Delaware corporation with its principal place of business located at 2202 North West Shore Boulevard, Suite 500, Tampa, FL 33607. OSI engages in the ownership, development, operation, and franchise of casual dining restaurants. As of December 31, 2005, the

Company operated 775 domestic Outback Steakhouses, 140 international Outback Steakhouses, 200 Carrabba’s Italian Grills, 90 Bonefish Grills, 39 Fleming’s Prime Steakhouse and Wine Bars, 20 Roy’s, 3 Lee Roy Selmon’s, 4 Paul Lee’s Chinese Kitchens, and 27 Cheeseburger in Paradise restaurants in the United States and 21 countries internationally. OSI was formerly known as Outback Steakhouse, Inc. and changed its name to OSI Restaurant Partners, Inc. in April 2006.
     13. Defendant Sullivan is co-founder of OSI and is Chairman of the Board. He has been a director since the Company’s inception in August 1987. Sullivan served as Chairman and Chief Executive Officer (“CEO”) of the Company from February 1991 until March 2005. Prior to that, Sullivan served in the role of President. Before founding Outback Steakhouse, Sullivan was a founding stockholder, director and vice President of Sunstate Restaurant Corporation (“Sunstate”), which developed, as a franchise, 17 Chili’s Grill and Bar Restaurants in Florida and Georgia (1983- 1987), when Sunstate was acquired by Chili’s, Inc. Prior to founding Sunstate, Sullivan was executive vice president of Steak & Ale Restaurant Corporation in charge of the Bennigan’s restaurant group. Sullivan began his restaurant career at Steak & Ale in 1972 as a restaurant manager trainee. Pursuant to agreements with Bain and Catterton, immediately prior to the effective time of the merger, Sullivan will exchange 1,800,000 shares of OSI common stock for common stock in the new, privately-held company, representing approximately 6.0% of the fully-diluted outstanding common stock of the new company. The following table demonstrates Sullivan’s equity interest in the new company compared to his current equity interest in OSI:
Ownership of OSI Prior to the Merger                      Ownership of OSI After the Merger

	Net Book Value as of		Net Book Value as of
% Ownership	September 30, 2006	% Ownership	September 30, 2006
3.3%	$39,076,224	6.0%	$71,047,680

Thus, in light of the fact that Sullivan is cashing out nearly 700,000 of his shares of OSI stock in the Proposed Buyout, and obtaining more equity in the new company, Sullivan is clearly obtaining a windfall in the Proposed Buyout not shares by OSI’s public stockholders. In addition, prior to an initial public offering or a change of control of the new company, Sullivan will have preemptive rights that will entitle him to purchase a pro rata share of:
          (a) any additional issuance of equity by the new company or any of its subsidiaries; and
          (b) any loans to, or debt securities issued by, the new company or any of its subsidiaries, if the sponsors are participating in the applicable financing as a lender.
     Further, prior to an initial public offering or a change of control of the new company, Sullivan will be entitled to appoint a director to the new company’s board of directors (and to the board of directors of each subsidiary of the new company on which a representative of any sponsor serves as a director) for so long as he holds nearly 50% of the shares of the new company’s common stock owned on the date of the closing. Moreover, Sullivan will share an annual management fee of $5,600,000 with defendant Basham and co-founder Gannon, and each of them will enter into a five-year employment agreement with the new company providing annual compensation of $800,000 in the aggregate, and which will provide a severance benefit in an amount equal to the applicable individual’s annual compensation for a period equal to the greater of the remainder of the initial term of the employment agreement or two years, payable over 24 months in the event employment is terminated as a result of death or disability, by the new company without cause or by the individual with good reason.
     14. Defendant Basham is a co-founder of OSI and Vice Chairman of the Board. He has been a director since its inception in August 1987. Basham served as President and Chief Operating

Officer (“COO”) since February 1991. From August 1987 to February 1991, Basham was vice president, treasurer and secretary of the Company. Basham was regional operations director for Chili’s, Inc., a restaurant franchiser (1987-August 1987), and was a founding stockholder, director and vice president of Sunstate (1983-1987). Prior to founding Sunstate, Basham was vice president of operations of Steak & Ale Restaurant Corporation in charge of operations for the Bennigan’s restaurant group. Basham began his career with Steak & Ale in 1973 as a restaurant manager trainee. Pursuant to agreements with Bain and Catterton, immediately prior to the effective time of the merger, Basham will exchange 2,500,000 shares of OSI common stock for common stock in the new, privately-held company, representing approximately 8.3% of the fully-diluted outstanding common stock of the new company. The following table demonstrates Basham’s equity interest in the new company compared to his current equity interest in OSI:

Ownership of OSI Prior to the Merger	Ownership of OSI After the Merger

	Net Book Value as of		Net Book Value as of
% Ownership	September 30,2006	% Ownership	September 30,2006
5.8%	$ 68,679,424	8.3%	$ 98,282,624
Thus, in light of the fact that Basham is cashing out nearly 1,900,000 of his shares of OSI stock in the Proposed Buyout, and obtaining more equity in the new company, Basham is clearly obtaining a windfall in the Proposed Buyout not shares by OSI’s public stockholders. In addition, prior to an initial public offering or a change of control of the new company, Basham will have preemptive rights that will entitle him to purchase a pro rata share of:
          (a) any additional issuance of equity by the new company or any of its subsidiaries; and
          (b) any loans to, or debt securities issued by, the new company or any of its subsidiaries, if the sponsors are participating in the applicable financing as a lender.

Further, prior to an initial public offering or a change of control of the new company, Basham will be entitled to appoint a director to the new company’s board of directors (and to the board of directors of each subsidiary of the new company on which a representative of any sponsor serves as a director) for so long as he holds nearly 50% of the shares of the new company’s common stock owned on the date of the closing. Moreover, Basham will share an annual management fee of $5,600,000 with defendant Sullivan and co-founder Gannon, and each of them will enter into a five-year employment agreement with the new company providing annual compensation of $800,000 in the aggregate, and which will provide a severance benefit in an amount equal to the applicable individual’s annual compensation for a period equal to the greater of the remainder of the initial term of the employment agreement or two years, payable over 24 months in the event employment is terminated as a result of death or disability, by the new company without cause or by the individual with good reason.
     15. Defendant Allen was appointed CEO of OSI in March of 2005. Prior to his appointment, Allen served as President of OSI — West Coast Concepts overseeing Fleming’s Prime Steakhouse & Wine Bar (which he co-founded in 1998) and Roy’s. Allen has also served as President and CEO for La Madeleine French Bakery and Cafe and Koo Koo Roo. Allen spent 10 years with The Marriott Corporation, where he rose through the ranks from General Manager to senior vice-president. Allen was also vice-president and partner for Restaurant Enterprises Group, a multi-concept group. Allen is also rolling over his equity interest in OSI into the new company following the Proposed Buyout’s consummation. The following table demonstrates Allen’s equity interest in the new company compared to his current equity interest in OSI:

Ownership of OSI Prior to the Merger	Ownership of OSI After to the Merger

	Net Book Value as of		Net Book Value as of
% Ownership	September 30,2006	% Ownership	September 30,2006
0.9%	$ 10,657,152	1.5%	$ 17,761,920
In addition, Allen and OSI are currently parties to an employment agreement that, upon consummation of the Proposed Buyout, Allen will receive severance benefits of approximately $9,391,000. Finally, Allen, through his revocable trust in which he and his wife are the grantors, trustees and sole beneficiaries, owns all of the equity interests in AWA III Steakhouses, Inc., which owns 2.5% of Outback/Flemings, LLC. Outback/Flemings, LLC serves as the general partner of limited partnerships that own certain Fleming’s Steakhouses.
     16. Defendant John A. Brabson, Jr. (“Brabson”) is a director of OSI. Brabson has been a Partner with Everest Partners, LLC, a real estate development company, and President of Brabson Investments, Inc., a privately owned investment company, since January 2000. From 1996 to January 2000, Brabson served as Chairman of the Board of Lykes Bros. Inc., a privately owned diversified agricultural company. From 1990 to 1996, Brabson served as Chairman, Chief Executive Officer and President of Peoples Gas System, Inc., a gas service utility company.
     17. Defendant W.R. “Max” Carey, Jr. (“Carey”) is a director of OSI. Carey has been President and Founder of Corporate Resource Development, a sales and marketing consulting and training firm, since 1981. Carey is a director of Kforce, Inc., a national provider of professional and technical specialty staffing services, and of Electric City Corp, a developer, manufacturer and integrator of energy saving technologies and building automation controls as well as an independent developer of scalable, negative power systems.

     18. Defendant Debbie Fields (“Fields”) is a director of OSI and served as Chairman of the Board from 1992 to 1996. Fields is founder of Mrs. Fields, Inc., an international franchisor and operator of retail dessert stores.
     19. Defendant General (Ret) Tommy Franks (“Franks”) is a director of the Company. Franks has been President of Franks & Associates, LLC, a private consulting firm, since 2003. Franks served in the United States Army from 1966 to 2003. Franks is a director of Bank of America, a bank holding company and a financial holding company under the Gramm-Leach-Bliley Act.
     20. Defendant Lee Roy Selmon (“Selmon”) is a director of the Company. Selmon has been President of University of South Florida (“USF”) Foundation Partnership for Athletics, since February 2004. Selmon is also a director of Fifth Third Bank, Florida region, which is a division of Fifth Third Bancorp. From May 2001 to February 2004, Selmon was USF’s Director of Athletics. From 1993 to May 2001, Selmon served as USF’s Associate Athletic Director for External Affairs. Until January 2005, Selmon served as a director of First National Bankshares of Florida, Inc., a national banking association. OSI’s “Lee Roy Selmon’s” restaurant (“Selmon’s”) is owned by Selmon’s/Florida-I, Limited Partnership (“Selmon’s Partnership”). OS Southern, Inc., a wholly owned subsidiary of OSI, is the sole general partner and 70% owner of the Selmon’s Partnership. Lee Roy Selmon, a director of OSI, owns a 10% limited partnership interest in the Selmon’s Partnership solely with respect to the first Selmon’s restaurant opened by the Selmon’s Partnership. OSI has opened four additional Selmon’s restaurants. Defendant Selmon receives a royalty of 1% of each restaurant’s gross sales. Defendant Selmon will receive a royalty of 1% of the gross sales from any future Selmon’s restaurants opened by OSI or its affiliates. During the past two years, defendant

Selmon has received distributions from the Selmon’s Partnership in the aggregate amount of $144,777 and royalties in the amount of $135,740.
     21. Defendant Toby S. Wilt (“Wilt”) is a director of the Company. Wilt has been Chairman of Christie Cookie Company, a privately owned gourmet cookie manufacturer, retailer and wholesaler, since 1989, and President of TSW Investment Company (“TSW”), a privately owned investment company, since 1987. Wilt is a director of 1st Source Corporation, a registered bank holding company, and TLC Vision Corp, a diversified healthcare service company whose primary business is eye care. Through his company TSW, Wilt has invested in seven limited partnerships, each of which owns and operates one Carrabba’s Italian Grill restaurant as a franchisee of Carrabba’s Italian Grill, Inc. (“Carrabba’s”), a wholly owned subsidiary of OSI. Carrabba’s owns a 45% interest as a general partner in each of these limited partnerships. During the past two years, Wilt received distributions from these partnerships in the aggregate amount of $76,830.
     22. Defendant Bain is a member of the Buyout Group. Bain is one of the world’s largest private investment firms with approximately $40 billion in assets under management. Bain’s family of funds includes private equity, venture capital, public equity and leveraged debt assets. Bain aided and abetted the other defendants’ breaches of fiduciary duties and will profit from the acquisition of the Company at a grossly inadequate and unfair price, based on an unfair process designed solely to benefit the Buyout Group, and without the disclosure of all material information concerning the Proposed Buyout to the OSI shareholders.
     23. Defendant Catterton is a member of the Buyout Group. Among other things, Catterton provides capital to companies and individuals to support acquisitions, management buyouts, recapitalizations, and turnarounds. Catterton aided and abetted the other defendants’ breaches of fiduciary duties and will profit from the acquisition of the Company at a grossly inadequate and unfair price, based on an unfair process designed solely to benefit the Buyout Group, and without the disclosure of all material information concerning the Proposed Buyout to the OSI shareholders.
      24. The defendants named in ¶¶l3-2l are sometimes collectively referred to herein as the “Individual Defendants.”
DEFENDANTS’ FIDUCIARY DUTIES
     25. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of OSI and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.
     26. Each of the Individual Defendants is required to act in good faith, in the best interests of a corporation’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) contractually prohibits them from complying with or carrying out their fiduciary duties;
          (c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.
     27. As described herein, the Individual Defendants, aided and abetted by OSI, Bain and Catterton, have breached their fiduciary duties of good faith, fair dealing, due care and loyalty by taking actions designed to benefit themselves and spur and deter higher offers from other potential acquirers so as to ensure that one bidder and one bidder only, the Buyout Group, acquires the Company and its future potential on terms preferential to the Buyout Group and certain Individual Defendants, and harmful to the public stockholders of OSI. The Individual Defendants have breached their fiduciary obligation to act reasonably.
     28. In addition, as described below, the Individual Defendants, aided and abetted by OSI, have failed to disclose all material information to the Company’s shareholders concerning the Proposed Buyout, thus preventing the shareholders from casting informed votes at the shareholder meeting.
CLASS REPRESENTATION ALLEGATIONS
     29. Plaintiff brings this action pursuant to Rules 1.220(a) and 1.220 (b)(l) and (b)(2) of the Florida Rules of Civil Procedure, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
     30. This action is properly maintainable as a class action.
     31. The Class is so numerous that joinder of all members is impracticable. There are more than 74 million shares of OSI common stock outstanding held by thousands of shareholders geographically dispersed across the country.

     32. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Buyout;
          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Buyout;
          (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of OSI;
          (d) whether defendants have breached and are continuing to breach any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Buyout, including the duties of good faith, diligence, honesty and fair dealing;
          (e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;
          (f) whether the Proxy fails to disclose material information concerning the Proposed Buyout to OSI’s shareholders; and
          (g) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     33. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

     34. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     35. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     36. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     37. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
Background to the Proposed Buyout
     38. Incorporated in 1987, OSI engages in the ownership, development, operation, and franchise of multiple casual dining restaurants in the United States and abroad.
     39. The Company reported the following net revenue over the last five fiscal years, averaging over 14% growth per year.

Fiscal Year	Net Revenues
2005	$3.601 billion
2004	$3.201 billion
2003	$2.744 billion
2002	$2.362 billion
2001	$2.127 billion

     40. During the last year, the Company’s stock consistently traded over $40 per share, trading at a high of $45.98 on February 2, 2006. OSI’s common stock actually traded at prices above $40 per share on nearly 50% of the days in the 52 weeks before the announcement of the Proposed Buyout, as demonstrated by the following chart:
     41. Indeed, despite having to restate past financial results due to numerous accounting irregularities, OSI is conservatively worth at least $45 per share.
     42. Nevertheless, prior to the announcement of the Proposed Buyout, the Buyout Group, with the aid of the Individual Defendants and OSI, and in order to reap the now undeniable benefits of ownership of OSI for itself and make defendants Sullivan and Basham even wealthier men, conspired to take over the Company for an inadequate price, and concomitantly deny the OSI shareholders the true value of their equity interest in the Company—a Company which is primed for substantial growth. Indeed, the financial forecasts of OSI released in the Proxy demonstrate that OSI management expects the Company to achieve remarkable results in the next few years:

	Projected Fiscal Year Ending December 31,
	2006	2007	2008	2009	2010	2011
	($ in thousands, except per share amounts)
Total Revenue	$3,912,298	$4,243,059	$4,436,242	$4,813,961	$5,217,542	$5,622,321
Gross Profits	$2,511,207	$2,754,671	$2,891,642	$3,141,042	$3,407,618	$3,674,800
EBITDA	$314,477	$401,412	$478,109	$533,537	$602,329	$654,884
EBIT	$164,438	$235,912	$304,789	$350,990	$405,309	$443,787
Net Income	$105,514	$146,477	$195,574	$227,902	$266,788	$294,984
EPS	1.38	1.91	2.56	2.98	3.49	3.85
     43. On July 25, 2005, OSI’s Board held a meeting where defendant Allen, OSI’s CEO, informed the rest of the Board that he intended to work with OSI’s management team to develop formal three- and five-year business plans.
     44. On October 4, 2005, a representative from Catterton made an unsolicited telephone call to Allen to discuss the possibility of Catterton making a proposal to acquire all of the outstanding common stock of OSI. On subsequent telephone calls, the representatives from Catterton discussed the possibility of Catterton and the Blackstone Group (collectively “Blackstone/Catterton”) jointly making a proposal to acquire all of the outstanding common stock of OSI.
     45. A regular meeting of OSI’s Board of directors was held on October 26, 2005. At the meeting, Allen and the Board discussed his business priorities and strategies for OSI. Allen also informed the Board that the business plans discussed at the July directors meeting were in progress and would be presented to the Board at its January 2006 meeting. Allen also discussed with the Board his discussions with Blackstone/Catterton. Defendants, however, have never disclosed to the shareholders what Allen’s “business priorities and strategies for OSI” were, or even what specific “discussions” Allen had with Blackstone/Catterton.
     46. A special meeting of OSI’s Board was held by telephone on November 14, 2005. At the meeting, Allen reviewed with the Board his discussions with Blackstone/Catterton, but defendants have still not disclosed to OSI’s shareholders the substance of those discussions. After discussion, the Board approved the execution of a non-disclosure and standstill agreement with Blackstone/Catterton gave approval to defendant Sullivan and OSI’s management to provide information to, and meet with, Blackstone/Catterton.
     47. On November 18, 2005, Allen met with representatives of Blackstone/Catterton to discuss OSI’s business strategy and financial condition as well as the possibility of Blackstone/Catterton jointly making a proposal to acquire all of the outstanding common stock of OSI.
     48. On November 29, 2005, OSI formally entered into a non-disclosure and standstill agreement with Blackstone/Catterton. Thereafter, OSI began sharing confidential information with Blackstone/Catterton.
     49. On December 2, 2005, defendants Brabson, Carey, Fields, Franks, James and Wilt held a meeting by telephone to consider the possibility of Blackstone/Catterton making a proposal to acquire all of the outstanding common stock of OSI. These directors discussed, among other issues, the formation of a special committee and the hiring of outside counsel and financial advisors to advise the special committee. As will be shown in the allegations below, this special committee was a sham. Among other things, the special committee: (a) approved a merger in which OSI’s public shareholders will receive inappropriate consideration for their shares; (b) failed to fully inform itself of the true value of the Company; (c) skewed the process to impermissibly favor the Buyout Group; (d) succumbed to management’s threat to resign from the Company if the Proposed Buyout was not unanimously recommended by the special committee; and (e) assisted in breaching the fiduciary duty of candor by failing to disclose material information in the Proxy.

     50. At a regular meeting of the Board on January 24, 2006, Allen discussed with the Board, among other things, a three-year growth plan developed by OSI’s management and distributed to the Board. Allen also reviewed with the Board the due diligence materials that had been provided to, and discussions (still undisclosed) that had taken place with, Blackstone/Catterton. Importantly, at this meeting, Dirk A. Montgomery (“Montgomery”), OSI’s Senior Vice President and Chief Financial Officer, discussed OSI’s capital structure, including its leverage as compared to its peers and its capacity for additional indebtedness, although defendants have never disclosed the substance of this discussion to the shareholders, even though they admit to having “discussed in detail the presentations of [] Allen and [] Montgomery, including the possibility of increasing OSI’s leverage and the potential uses of the funding that would come from such an increase, including the repurchase of shares of OSI common stock.”
     51. A meeting of the OSI Board was held on February 13, 2006. At the meeting, the Board continued the discussion of OSI’s capital structure begun at its January 24, 2006 meeting. The Board considered whether OSI should increase its existing indebtedness and the potential uses of the funding that would come from such an increase, including stock repurchases, purchases of interests in minority-owned and franchisee restaurants and restaurant enhancements.
     52. On February 15, 2006, OSI’s management was informed that Blackstone/Catterton was declining to submit a proposal to OSI’s Board. Blackstone/Catterton later terminated all discussions with OSI regarding a possible transaction.
     53. At an analyst meeting on February 17, 2006, Allen announced that OSI’s management was developing a strategy to increase stockholder value, which defendants have termed the “Stockholder Value Initiative,” and that OSI’s management was considering, among other things, the further leveraging of OSI and the monetization of OSI’s assets.

     54. The Board held another meeting on March 13,2006. At the meeting, Allen discussed with the Board a proposal to engage Wachovia Securities/Wachovia Capital Markets LLC (“Wachovia”) as OSI’s financial investment advisor to provide counsel with respect to the Stockholder Value Initiative. After discussion, and despite having evidently considered no other financial advisor other than Wachovia, the Board unanimously approved the engagement of Wachovia as a financial investment advisor to the Board.
     55. On April 20, 2006, during an investor teleconference announcing OSI’s financial results for the quarter ended March 31, 2006, Allen discussed the Stockholder Value Initiative, noting that OSI was considering all strategic alternatives available, including separating or monetizing individual or multiple concepts, further leveraging OSI and using the proceeds to repurchase shares and monetizating OSI’s real estate assets. Allen explained that management was reviewing these as well as other options and that he expected this review to take the balance of 2006.
     56. On April 25, 2006, a regular meeting of the Board was held, at which time Allen updated the Board regarding, among other things, a recent conversation he had with Catterton regarding their continuing interest in acquiring OSI. On May 19, 2006, representatives from Catterton again contacted Allen about the possibility of Catterton resuming its consideration of a transaction with OSI. Catterton also informed Allen that it had discussed with Bain the possibility of jointly making a proposal to acquire all of the outstanding common stock of OSI and that Bain had expressed interest in the possibility of such a transaction. Catterton requested that Allen allow Catterton and Bain (collectively, “Bain/Catterton”) to conduct due diligence of OSI with a view toward potentially making a proposal to acquire all of the outstanding common stock of OSI.
     57. At a telephonic Board meeting on June 9, 2006, Allen informed the Board that Catterton had contacted him about the possibility of a transaction involving Bain/Catterton. The

Board immediately approved, subject to the execution of a non-disclosure and standstill agreement, OSI providing financial, accounting and legal information to, and meeting with, Bain/Catterton and their advisors. However, one of the Individual Defendants voted against the proposal to provide information to Bain/Catterton, although defendants have never disclosed which defendant this was. The Board further agreed that until Bain/Catterton made a proposal to acquire OSI, OSI should continue to develop the Stockholder Value Initiative, which, among other things, included the possibility of increasing OSI’s level of indebtedness and using the proceeds to fund a substantial stock repurchase program. Following the Board meeting, OSI, Bain and Catterton entered into a non-disclosure and standstill agreement to facilitate Bain/Catterton’s due diligence investigation.
     58. The Board held a meeting on July 25, 2006, where Wachovia and the Board’s legal advisors discussed with the Board the Stockholder Value Initiative and the status of discussions with Bain/Catterton. At the meeting, OSI’s management presented a plan, developed with the assistance of Wachovia, that contemplated OSI increasing its level of indebtedness and using the proceeds to fund a substantial stock repurchase program (the “Leveraged Recapitalization”). Representatives from Wachovia offered their view on the proposed Leveraged Recapitalization, which has never been disclosed to the OSI shareholders. The Board concluded that a Leveraged Recapitalization had the potential to deliver significant value to stockholders, and was preferable to the other alternatives being considered in connection with the Stockholder Value Initiative. However, the Board also believed that the level of indebtedness proposed by management could unduly restrict the Company’s operational flexibility, although no explanation for this belief has been shared with the shareholders. Consequently, the Board asked OSI’s management to reformulate the proposed Leveraged Recapitalization with lower levels of debt incurrence. In addition, at this meeting, Allen updated the Board on the due diligence discussions between OSI and Bain/Catterton, and the Board concluded that, since the discussions with Bain/Catterton were purportedly only in the preliminary stages, the Board and management should not postpone further development of the Stockholder Value Initiative and the possible Leveraged Recapitalization.
     59. On July 27, 2006, in a press release announcing OSI’s financial results for the quarter ended June 30, 2006, OSI announced that it had previously retained Wachovia, that development of the Stockholder Value Initiative had been accelerated and that final recommendations were targeted to be presented to the Board by the end of OSI’s third quarter.
     60. On August 3, 2006, Allen and CFO Montgomery met with Bain/Catterton’s financing sources in New York to provide due diligence regarding OSI’s business and operations.
     61. On August 8, 2006, Bain/Catterton delivered a letter to OSI that expressed a willingness, if requested by OSI, to submit a firm proposal to acquire all of the outstanding common stock of OSI at a price of $37.50 per share in cash. Interestingly, Bain/Catterton advised that, among other things, they were willing to proceed with a firm proposal which not conditioned on the participation of either management or the Company’s founders in the proposed transaction.
     62. On August 11, 2006, Bain/Catterton delivered a revised letter to the Board reiterating their willingness, if requested by the board of directors, to submit a firm proposal to acquire all of the outstanding common stock of OSI at a price of $37.50 per share in cash, this time reporting that all areas of their due diligence evaluation were complete and that they had debt financing letters from two banks outlining their commitment to provide debt financing for the proposed transaction.
     63. The Board met again on August 14, 2006 to consider the Stockholder Value Initiative and the August 8 and August 11 letters from Bain/Catterton. At the meeting, CFO Montgomery discussed management’s five-year business plan and a revised Leveraged Recapitalization plan (the details of which have not been disclosed to the shareholders), developed with the assistance of

Wachovia. Representatives from Wachovia offered their view on the proposed Leveraged Recapitalization, although such view has also never been publicly disclosed. The Board then excused Wachovia from the meeting and discussed the proposed Leveraged Recapitalization, but have not disclosed the substance of these discussions to the shareholders. Thereafter, Allen gave a description of management’s due diligence discussions with Bain/Catterton to date. The directors discussed with Allen and OSI’s Chief Operating Officer Paul E. Avery (“Avery”) their views of the achievability of management’s five-year business plan if the Leveraged Recapitalization were pursued. Again, the directors have never told the shareholders whether they believed that pursuing the Leveraged Recapitalization would result in achieving the business plan.
     64. At the August 14, 2006 meeting, Sullivan showed his true colors by suggesting that the Board focus more on the Bain/Catterton transaction than the Leveraged Recapitalization. Sullivan suggested that the Board consider the formation of a special committee of purportedly independent directors to consider a potential transaction with Bain/Catterton. Upon meeting separately, the soon-to-be special committee members, purportedly recognizing the conflicts of interest with the other directors, made their own judgment of the current Bain/Catterton offer and concluded that the $37.50 proposed purchase price was too low as compared to other alternatives, including the Leveraged Recapitalization, and that, unless Bain/Catterton was prepared to propose a higher price, forming a special committee of the Board to further consider the proposal was not warranted at that time. The full Board then reconvened and, after discussion, agreed that management would inform Bain/Catterton that the proposed purchase price was inadequate. Management was further instructed that after such conversation management should not have any further discussions with Bain/Catterton and should proceed with development of the Leveraged Recapitalization.

     65. On August 17, 2006, the Board received a revised indication of interest from Bain/Catterton expressing a willingness, if requested by the Board, to submit a firm proposal to acquire all of the outstanding common stock of OSI at a price of $38.50 per share in cash. Bain/Catterton also expressed a willingness to discuss other potential transactions with OSI, including participation in an alternative transaction in connection with the Stockholder Value Initiative.
     66. On August 18, 2006, the Board of OSI held a telephonic meeting to consider the revised indication of interest from Bain/Catterton. During the meeting, the soon-to-be special committee members received a presentation on the valuation of OSI from Wachovia, which has not been shared with OSI’s public stockholders. After the representatives from Wachovia presented their analysis, they excused themselves from the meeting. These directors considered whether to recommend to the full Board that a formal special committee should be formed to evaluate the revised Bain/Catterton proposal. They then discussed, among other things, the impact of the formation of a special committee on the proposed Leveraged Recapitalization and the business of OSI and whether the proposed transaction could be in the best interests of OSI’s stockholders. Following this discussion, a vote was taken and one director voted against the formation of a special committee. Defendants have never disclosed any information concerning this “no” vote, including the name of the director and the reasons why he/she voted against the formation of a special committee. Thereafter, the full Board was reconvened and, after a discussion of the actions taken by the other directors, the full Board (other than the one director, who abstained) agreed to the formation of a special committee, which was tasked to negotiate a transaction in the best interests of OSI’s stockholders — a task which they failed at miserably.

     67. Following adjournment of the Board meeting, the newly constituted special committee met and, among other things, resolved to engage Wachovia as its financial advisor. This, despite the fact that, as will be shown, Wachovia likely suffers from irremediable conflicts of interest having provided financial advisory services to Bain (although the true nature of the conflict has been withheld from the shareholders). The special committee did resolve to retain a second financial advisor, Piper Jaffray.
     68. On September 15, 2006, the special committee held a telephonic meeting to further consider the August 17, 2006, Bain/Catterton revised indication of interest to submit a proposal to acquire all of the outstanding common stock of OSI at a price of $38.50 per share in cash. At the meeting, representatives of Wachovia presented an updated analysis of the valuation prepared for the August 18 executive session of the Board, which has not been disclosed to the shareholders. At the meeting, the special committee specifically decided not to conduct an auction process for the Company, but rather to solicit other bidders in the event a merger agreement with Bain/Catterton was entered into. As will be seen, this short window period for third parties to make competing offers for the Company was nothing more than a pretense to create the impression that the special committee was acting in the best interests of the shareholders rather than in the best interests of OSI management and the Buyout Group.
     69. Thereafter, the special committee concluded and advised Bain/Catterton that the $38.50 proposed purchase price was inadequate. The special committee also advised OSI’s management to proceed with the development of the proposed Leveraged Recapitalization.
     70. On October 2, 2006, representatives of Bain/Catterton informed Wachovia that they would be willing, if requested by the special committee, to submit a firm proposal to acquire all of the outstanding common stock of OSI at an increased price of $39.50 per share in cash. After consulting with the co-chairs of the special committee, Wachovia purportedly informed Bain/Catterton that they were disappointed with the $39.50 value proposed and requested that Bain/Catterton submit its “best and final” proposal, recognizing that if the value was not sufficient from the special committee’s perspective, discussions between the special committee and Bain/Catterton would likely be terminated.
     71. Two days later, on October 4, 2006, representatives of Bain/Catterton informed Wachovia that they would be willing, if requested by the special committee, to submit a firm proposal to acquire all of the outstanding common stock of OSI at an increased price of $40.00 per share in cash. In response to questions from Wachovia, a representative of Bain/Catterton indicated that $40.00 per share was the highest value Bain/Catterton would be willing to offer.
     72. On October 9, 2006, the special committee held a telephonic meeting to consider Bain/Catterton’s increased price of $40.00 per share.
     73. On October 10, 2006, the special committee held a telephonic meeting to further consider the revised Bain/Catterton $40.00 indication of interest. The directors discussed in particular whether the merger consideration proposed by Bain/Catterton would result in greater value to OSI’s stockholders than pursuing management’s five-year business plan and undertaking the Leveraged Recapitalization. The defendants have never disclosed the specifics of these discussions, including what price the special committee believed was necessary for Bain/Catterton or another party to offer to result in greater value than the proposed Leveraged Recapitalization.
     74. On or about October 11, 2006, defendants Wilt and James requested that Bain/Catterton increase their proposed purchase price above $40.00 per share. Bain/Catterton declined to do so.

     75. On October 19, 2006, before any decision had even been reached by the special committee regarding whether the Leveraged Recapitalization would produce greater value for the shareholders than a Bain/Catterton transaction, the special committee authorized the defendants Sullivan, Basham, as well as co-founder Gannon, Avery, Montgomery and Joseph J. Kadow, OSI’s Executive Vice President, Chief Officer-Legal and Corporate Affairs and Secretary, to discuss with Bain/Catterton the terms on which they might participate with Bain/Catterton in the proposed transaction.
     76. On October 22,2006, the special committee formally engaged Piper Jaffray to render a fairness opinion to the special committee, despite the fact that Piper Jaffray had previously rendered services to Bain and certain of its affiliates and had received fees (undisclosed to the shareholders) in respect of such prior services.
     77. On October 23, 2006, Wachtell Lipton delivered a revised draft of the merger agreement to counsel for Bain/Catterton, on behalf of the special committee. This draft merger agreement proposed the deletion of a representation that the special committee unanimously voted to recommend the transaction because, as was told to Bain/Catterton, “there might not be a unanimous view of the members of the special committee with respect to the proposed transaction.” Evidently, one unknown member of the special committee obviously did not believe that the Proposed Buyout was, at this time, in the best interests of the OSI shareholders.
     78. On October 23, 2006, someone advised the special committee that certain of OSI’s past financial statements would have to be restated due to the understatement in OSI’s liability for unearned revenue for unredeemed gift cards and certificates. The full Board was briefed on this the following day by the audit committee, including that the understatement, it was believed, was approximately $20,000,000 to $40,000,000. Who initially brought this issue to the special committee’s attention and when the understatement issues actually arose have never been disclosed, nor have defendants disclosed how this understatement effected the dialogue with Bain/Catterton even though, according to defendants, “[t]he special committee directed Wachovia[] and Wachtell Lipton to ensure that Bain/Catterton was made fully aware of the issues discussed at the board meeting the previous day, as well as any updates, and that the fact that they had been made so aware was appropriately reflected in the definitive documentation to be considered in connection with the proposed transaction.” Indeed, it is totally unclear when Bain/Catterton was even made aware of the understatement issues.
     79. The importance of this information is clear: OSI management — intent on ensuring that a transaction with Bain/Catterton is approved rather than a Leveraged Recapitalization—wanted to scare the special committee into believing that these accounting issues would be so massive that a sale to Bain/Catterton would be the only viable alternative for the Company and its shareholders.
     80. The special committee did not bite. On October 26,2006, the special committee held a meeting by telephone during which representatives of Wachtell Lipton reviewed with the special committee the terms of the draft merger agreement and the issues in the draft that remained open, including, among things, whether a unanimous vote of the special committee would be a requirement of the proposed transaction.
     81. During its negotiations with counsel for Bain/Catterton, Wachtell Lipton explained that no assurance could be given that the proposal would, in the event it was approved, receive the unanimous support of the special committee, and indicated that a higher proposed purchase price from Bain/Catterton could alter this result. That is, at least one undisclosed member of the special committee believed that $40.00 per share was not appropriate value for OSI’s shares and not in the best interests of the shareholders. Not surprisingly, in response, counsel for Bain/Catterton indicated that Bain/Catterton was only willing to proceed with a transaction that would receive the unanimous support of the members of the special committee.
     82. On October 29, 2006, the special committee was informed that Bain/Catterton had stated that it was not prepared to proceed with the transaction unless the special committee was able unanimously to approve and recommend the merger agreement. After discussion, the special committee reached a consensus that it would not be able to so deliver a unanimous approval since more than one director indicated that they did not support the transaction as then proposed. The special committee then requested that defendants Sullivan and Allen join the special committee meeting and they were informed of the special committee’s consensus decision regarding non-unanimity.
     83. Immediately following the conclusion of the special committee meeting, Wachtell Lipton contacted counsel for Bain/Catterton to indicate that the special committee had reached a consensus that it would not be able to deliver a unanimous approval and recommendation for the proposed merger agreement. Counsel for Bain/Catterton informed Wachtell Lipton that Bain/Catterton was not at the time prepared to proceed with any transaction that did not receive the unanimous support of the members of the special committee and that Bain/Catterton was not prepared to increase its proposed purchase price of $40.00 per share.
     84. On October 31, 2006, the special committee held a meeting by telephone to discuss certain communications that had taken place between the special committee, certain members of management, certain founders of OSI and Wachtell Lipton. Wachtell Lipton explained that certain members of management and certain OSI founders (who were slated to receive huge sums of money and/or equity in a privately-held OSI) had contacted members of the special committee and/or Wachtell Lipton to state that they were upset that the special committee decided not to approve the Bain/Catterton transaction, as proposed. The persons (heretofore undisclosed by name) contacting the special committee had also explained that certain members of management and the OSI founders (including, in some cases, themselves) were not supportive of a potential Leveraged Recapitalization as an alternative to a Bain/Catterton transaction and threatened to resign from the Company if a Leveraged Recapitalization, and not the transaction with Bain/Catterton. were pursued.
     85. Then, OSI’s management made yet another attempt to scare the special committee into unanimously approving the Bain/Catterton transaction. On November 2, 2006, CFO Montgomery reported that, in the course of evaluating OSI’s accounting for unredeemed gift cards, OSI’s management had identified additional potential concerns related to OSI’s accounting for leases, minority partner interests, certain other equity accounts and gift card incentive expenses that could result in adjustments to OSI’s financial statements. Montgomery explained that OSI’s liability for unearned revenue for unredeemed gift cards and certificates, which was initially estimated to have been understated by approximately $20,000,000 to $40,000,000, could in fact be understated by approximately $50,000,000 to $70,000,000. That is, the initial accounting problems purportedly identified 13 days earlier had somehow more than doubled. Again, the effects, if any, of this understatement on discussions with Bain/Catterton has never been disclosed to the shareholders. However, the effects on the special committee process were clear.
     86. The very next day, having just been told that management was threatening to resign from OSI and a “significant” accounting problem had mysteriously appeared on the horizon, the special committee concluded at a meeting that the additional accounting concerns “substantially increased the level of execution risk, and decreased the likelihood of successful completion, of any Leveraged Recapitalization or other similar transaction.” Absolutely no explanation for this conclusion has been provided to the shareholders. Nonetheless, the special committee purportedly “reevaluate[d]” the proposed Bain/Catterton transaction “under the then-current circumstances” and, conceded to the $40 per share purchase price from Bain/Catterton under the guise of a purported concern that the accounting issues presented undisclosed problems with respect to completion of a Leveraged Recapitalization, rather than on any threats by OSI management and founders.
     87. On November 5, 2006, following receipt of fairness opinions from Wachovia and Piper Jaffray, both the special committee and the full Board voted unanimously to declare it advisable and in the best interests of OSI and its stockholders for OSI to enter into the Proposed Buyout with Bain/Catterton. The idea of a Leveraged Recapitalization, that more than one special committee member had previously touted as a better alternative to increase shareholder value, was effectively dismissed.
The Proposed Buyout Is Announced
     88. On November 6, 2006, the Company issued a press release entitled “OSI Restaurant Partners, Inc. to be Acquired by Bain Capital, Catterton Partners and Company Founders for $40.00 Per Share in Cash” which stated in relevant part:
     OSI Restaurant Partners, Inc. (NYSE: OSI), announced today that it has entered into a definitive agreement to be acquired by an investor group comprised of Bain Capital Partners, LLC, Catterton Partners and Company founders Chris T. Sullivan, Robert D. Basham and J. Timothy Gannon, for $40.00 per share in cash.
     The board of directors of OSI Restaurant Partners, on the unanimous recommendation of a Special Committee of independent directors, has approved the merger agreement and recommends that OSI’s shareholders adopt the agreement.
     The total transaction value, including assumed debt, is approximately $3.2 billion. The transaction is expected to close prior to the end of April 2007, and is subject to customary closing conditions and approval of OSI’s shareholders (other than those participating in the acquisition). The transaction is not subject to a financing condition.
     In accordance with the merger agreement, the Special Committee, with the assistance of its advisors, will be conducting a market test for the next 50 days by soliciting superior proposals from other parties. There is no assurance that the solicitation of proposals will result in an alternative transaction.
     The Special Committee, comprised of OSI’s independent directors, issued the following statement: “The Company received an acquisition proposal from Bain Capital and Catterton Partners and, after extensive negotiations and careful consideration in conjunction with our advisors, the Special Committee of OSI Restaurant Partners’ board has unanimously concluded that this transaction is in the best interest of our shareholders. This transaction will provide OSI Restaurant Partners’ shareholders with an immediate and substantial cash premium over the current trading price of the Company’s common stock.”
     Bill Allen, Chief Executive Officer of OSI Restaurant Partners, Inc. said, “After a significant amount of time and effort spent on the shareholder value initiative, we believe that this transaction is the best alternative for maximizing value for existing shareholders and has the full support of the senior management team and the Company’s founders. We believe that this transaction will be good for the Company’s partners, associates, franchisees and customers, as well as our shareholders. As a private company, OSI will have greater flexibility to focus on our long-term business improvement initiatives. Bain Capital and Catterton have strong track records working with their portfolio companies to further growth and business development, and both have extensive investment experience in the restaurant sector.”
     “This Company was built around a set of principles and beliefs that emphasize consistently high-quality food and service, generous portions at moderate prices, and a fun, casual atmosphere,” said Chris Sullivan, Chairman and Founder OSI Restaurant Partners, Inc. “Bain Capital and Catterton share our commitment to this philosophy and, as we return to private ownership, will support our people in achieving our long-term goals.”
     “We are delighted to partner with the founders and management team of OSI as they continue to bring focus and passion to building and growing the Company’s portfolio of restaurant brands,” said Andrew Balson, a Managing Director at Bain Capital. “Our experience in the restaurant and retail sectors has convinced us that the OSI concepts have significant opportunity for continued growth and profitability as they do what they have always done — deliver high quality food, great service and enjoyable customer experiences. We look forward to working with Bill Allen, Chris Sullivan and the Company’s partners and associates as they lead OSI to continued successes.”
     “We have known Bill Allen for more than 15 years and are excited to once again partner with him,” said J. Michael Chu, Managing Partner of Catterton Partners. “I am confident that together with the expertise of Bain Capital, and the support of the founders and OSI’s dedicated employees, we can take the OSI brands to the next level.”

     Wachovia Securities LLC served as financial advisor to the Special Committee of the OSI Restaurant Partners board of directors in connection with the merger transaction and Wachovia Securities LLC and Piper Jaffray & Co. each rendered separate fairness opinions to the Special Committee as to the fairness, from a financial point of view, of the consideration to be received by the Company’s shareholders in the merger transaction. Wachtell, Lipton, Rosen & Katz is acting as special counsel to the Special Committee and Baker & Hosteller LLP is acting as counsel to OSI in this transaction. Ropes & Gray LLP is representing Bain Capital and Catterton in their investment in the Company.
     Separately, the Company announced that it will need to restate its consolidated financial statements to correct for a previously announced understatement in its liability for unearned revenue for unredeemed gift cards and certificates and for other less significant errors in its financial statements, including deferred rent, minority interests in consolidated entities and additional paid in capital, identified since that announcement. The previously announced preliminary estimate of the understatement in the Company’s liability for unearned revenue for unredeemed gift cards and certificates of approximately $20,000,000 to $40,000,000 was based on an accounting method under which the Company would recognize income in proportion to redemptions as they occur for an estimate of the gift cards and certificates that will never be redeemed. As part of the restatement, the Company has determined that it will recognize income for those cards and certificates that will never be redeemed at the time at which their redemption becomes remote, which is generally three years after their sale. The use of this method of revenue recognition (in contrast to the method of ratably recognizing revenue) changes the Company’s original estimate and is expected to result in an adjustment to its unearned revenue liability of approximately $50,000,000 to $70,000,000 at September 30, 2006. The actual amount of the understatement, the periods affected and the related income tax effects are still being determined. As a result of these errors, management and the Company’s Audit Committee have determined that the Company’s previously issued financial statements should no longer be relied upon.
     The Company intends to file its Quarterly Report on Form 10-Q for the third quarter of 2006 as soon as possible, although the Company currently expects that it will be late in that filing. Additional information concerning the restatement of the Company’s consolidated financial statements will be included in a Current Report on Form 8-K to be filed by the Company today.
OSI Conducts a Sham Post-Signing Market Check
     89. Beginning on November 6, 2006, pursuant to a provision in the merger agreement with Bain/Catterton that permitted OPI to conduct a brief post-signing market check, Wachovia purportedly contacted 15 potential acquirors (undisclosed by name or even description) that they had identified and discussed with the special committee regarding the possibility of such parties making a counter-offer for OSI. Only two of the 15 parties contacted executed confidentiality agreements with OSI and received preliminary due diligence materials from the Company.
     90. At precisely 11:59 p.m. EDT on December 26, 2006, the “go-shop” period formally ended, thus prohibiting OSI from conducting any further canvass of the market to determine the true value of OSI as an acquisition candidate. According to defendants, “[neither of the two interested parties] indicated, prior to the end of the ‘go-shop’ period, that they would be interested in making a proposal to acquire all of the outstanding shares of OSI at a price in excess of $40.00 per share.” However, given the extremely brief period of time these parties were given to conduct due diligence on OSI (indeed, Catterton had nearly one full year to conduct due diligence), it should have come as no surprise that neither party was in a position by December 26 to make an offer. Indeed, defendants have never disclosed whether either of these parties — or any party not contacted by Wachovia initially — did express an interest in purchasing OSI following the expiration of the “go-shop” period. Nor did defendants even disclose why a pre-signing market check was not preferred. Rather, defendants waited until a deal was already in place with members of OSI management, which included a $32.5 termination fee, inclusive of expenses, before conducting a market check.
Wall Street and Media Criticize the Proposed Buyout
     91. The Proposed Buyout at the grossly inadequate price of $40 per share and its flawed and unfair process has been recognized by Wall Street and the mass media as unfair to OSI’s public shareholders.
     92. For example, as explained in a November 6, 2006 article appearing in The Motley Fool by Nathan Parme entitled “Outback Offer a Little Underdone” explains:
     Back in July, I picked OSI Restaurant Partners (NYSE: OSI), at $28.19 a share, to outperform the market in our Motley Fool CAPS service. Having owned the shares for a little less than a year and at another time for a few years, I included this pitch with my selection:

     If you break this company up into its mature concepts and its growth concepts, I have a hard time fathoming the two parts being worth less than $45 a share. I get a similar value if you simply halt the expansion of the Outback brand and slow the expansion of Carrabba’s and Bonefish, and let the cash flow start piling up. $28 is a real bargain.
     This morning OSI Restaurant Partners announced that its founders, along with two private equity firms, have agreed to take the company private for $40 a share in cash. The deal values OSI Restaurant Partners at about $3.2 billion, including debt.
* * *
     Because the deal is all cash, current shareholders would be giving up their ownership in the company and any future improvements in operations. This makes the comments in the press release about the benefits the company will receive by going private quite interesting. I have no doubt that OSI Restaurant Partners will be able to focus entirely on executing its plans by going private and that business performance should improve, but because shareholders won’t benefit from this, why do these feel-good comments matter? The part of the release that’s interesting for shareholders, though, is that the company will solicit and review superior proposals – if any are made – in the next 50 days.
     For most of the day, the shares have traded slightly north of $40, which points to the market expecting a better bid to come along. While I have no idea whether one will, I have followed the company for a number of years and have held shares for a little more than a year. My pitch above pegs the company at $45, and I can see prices up to $48 a share as reasonable. Like the market, I believe the current offer is a bit low, but unless someone steps up with a better offer, it’s hard to argue with the $40-per-stub price tag.
     93. Similarly, with respect to the unfair treatment being received by the Buyout Group and many of the Individual Defendants, OSI’s local newspaper, the St. Petersburg Times published the following story in its January 18, 2007 edition, titled “Juicy stake awaits OSI trio: Details of the buyout show Outback’s founders will benefit more financially than shareholders”:
Outback Steakhouse’s founders will fare quite well under a proposed $3.2-billion buyout of parent company OSI Restaurant Partners.
If shareholders approve the November pact, co-founders Chris Sullivan, Bob Basham and Tim Gannon would receive a combined 15.3 percent stake valued at a $181-million in the new OSI, split annual paychecks totaling $6.4-million, and share a $5-million bonus pot with up to 60 other top executives, according to documents filed this week with the Securities and Exchange Commission.

The founding trio’s current stake in OSI is a combined 10.7 percent worth $127-million.
* * *
Some .... other details might reflects less well on OSI. They include an 11th-hour threat by unnamed OSI founders and executives to quit after the special committee rejected one offer.
     94. The Individual Defendants, despite the Company’s post-signing “market check,” never took proper steps to maximize shareholder value, thereby improperly capping the price of the Company’s stock and thus depriving the public stockholders of OSI the opportunity to realize any increase in the value of their shares.
     95. Moreover, not only does the Proposed Buyout not represent the true intrinsic value of the Company, it plainly did not reflect the long-term value of the Company, which would, if the Proposed Buyout was consummated, allow only the Buyout Group to realize such future potential.
     96. This future potential has been recognized by third parties, as explained above.
     97. Simply put, the Buyout Group is intent on paying the lowest possible price to Class members, even though the Individual Defendants are duty-bound to maximize shareholder value.
     98. The Proposed Buyout represents a substantial discount to OSI’s public shareholders compared with the true value of the Company. The Individual Defendants, aided and abetted by Bain and Catterton, know that they are paying too low of a price, but are doing so because many of the Individual Defendants seek to obtain windfall profits from the Proposed Buyout – from both cashing out portions of their holdings in OSI stock and obtaining higher equity percentages in the new company.
     99. Accordingly, the merger consideration provided for in the merger agreement is not the best possible price the Individual Defendants can obtain for the shareholders. To the contrary,

the merger consideration provided for in the Proposed Buyout is woefully inadequate, unfair, and clearly does not represent the true value of the Company.
     100. Aided and abetted by defendants Bain, Catterton and OSI, the Individual Defendants have timed the Proposed Buyout to capture for the Buyout Group, OSI’s future potential without paying an adequate or fair price to the Company’s public shareholders.
     101. The Individual Defendants have access to internal financial information about OSI, its true value, expected increase in true value and the benefits of 100% ownership of the Company to which plaintiff and the Class members are not privy, and are using such inside information to the detriment of the Company’s public stockholders.
     102. The aforesaid transaction is also in furtherance of an unlawful plan to take OSI private, which, if not enjoined, will result in the improper elimination of the public stockholders of the Company in a transaction that is inherently unfair to them and that is the product of a procedurally flawed process, as described herein. More particularly, the transaction is in violation of the Individual Defendants’ fiduciary duties and has been timed and structured unfairly in that:
          (a) The Proposed Buyout is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a price per share which, and the Individual Defendants know or should know, is grossly unfair and inadequate;
          (b) The Individual Defendants have unique knowledge of the Company and have access to information denied or unavailable to the Class. Without all material information, Class members are unable to determine whether the price offered in the transaction is fair;

          (c) The Individual Defendants have engaged in self-dealing to aggrandize themselves in connection with the Proposed Buyout at the expense of the public shareholders of OSI; and
          (d) The Individual Defendants have violated their duties of good faith and fair dealing by manipulating the timing of the transaction to benefit the Buyout Group at the expense of plaintiff and the Class.
          Defendants’ File a Misleading and Incomplete Proxy with the SEC
     103. Finally, in connection with the Proposed Buyout, defendants are also breaching their fiduciary duty of candor to the public shareholders of OSI by failing to disclose material information.
     104. Specifically, on or about January 18, 2007, the Company filed the Proxy with the SEC purporting to disclose all facts material to the transaction to enable OSI’s shareholders to cast informed votes on the Buyout.
     105. Notwithstanding defendants’ fiduciary duty of candor to OSI’s shareholders, the Proxy fails to disclose the following items of material information, among others:
          (a) The specific services Wachovia or its affiliates previously provided or currently provide Bain and Catterton, and the amount of fees received or to be received for such services;
          (b) The specific investment banking services Piper Jaffray or its affiliates previously provided or currently provide Bain, and the amount of fees received or to be received for such services;
          (c) The total number of stock options belonging to each director that are “out of the money,” and the amount of consideration each director is receiving from “out of the money” options;

          (d) The specific “business priorities and strategies for OSI” that were discussed between Allen and the OSI Board on October 26, 2005;
          (e) The specific discussions held between Allen and Blackstone/Catterton that Allen reviewed with the Board on November 14, 2005;
          (f) Details concerning the three-year growth plan developed by OSI management that was discussed at the January 24, 2006 Board meeting;
          (g) The specific discussions held between Allen and Blackstone/Catterton that Allen reviewed with the Board on January 24, 2006;
          (h) OSI’s leverage as compared to its peers and capacity for additional indebtedness discussed among Montgomery and the Board on January 24, 2006;
          (i) Whether the Board interviewed and considered financial advisors other than Wachovia and, if so, the identity of such other financial advisors and the reason Wachovia was selected over the others;
          (j) The substance of the conversations between Allen and Catterton as disclosed to the Board on April 25, 2006;
          (k) Which member of the Board voted not to approve providing due diligence information to Bain/Catterton on June 9, 2006 because of concerns that news of the discussions could leak;
          (1) The specific views of Wachovia on the proposed Leveraged Recapitalization expressed by Wachovia on July 25, 2006;
          (m) Whether Wachovia agreed with the Board’s conclusion on July 25, 2006 that “the level of indebtedness proposed by management could unduly restrict the Company’s operational flexibility”;

          (n) The specific views offered by Wachovia at the August 14, 2006 Board meeting on the proposed Leveraged Recapitalization;
          (o) The specific views expressed by Allen and Avery at the August 14, 2006 Board meeting as to the achievability of management’s five-year business plan if the Leveraged Recapitalization were pursued;
          (p) The specific views expressed by Montgomery at the August 14, 2006 Board meeting as to the Leveraged Recapitalization and a potential transaction with Bain/Catterton;
          (q) The valuation of OSI provided by Wachovia as of August 17, 2006;
          (r) Which director voted against the formation of a special committee and abstained from adopting resolutions to form the special committee on August 18, 2006, and the reasons expressed by this director for those decisions;
          (s) The valuation of OSI provided by Wachovia as of September 15, 2006;
          (t) Whether the special committee concluded that the merger consideration proposed by Bain/Catterton of $40.00 per share would result in greater value to OSI’s stockholders than pursuing management’s five-year business plan and the Leveraged Recapitalization, and the basis for the special committee’s conclusion;
          (u) The reasons Wachtell Lipton advised Bain/Catterton that “there might not be a unanimous view of the members of the special committee with respect to the proposed transaction” on October 23, 2006;
          (v) The effects of the apparent $20,000,000 to $40,000,000 understatement on the valuation of OSI;
          (w) Which special committee members were indicating a possible vote against a proposed transaction with Bain/Catterton as of October 28, 2006, when Wachtell Lipton held discussions with Kirkland & Ellis and Ropes & Gray concerning the same, and what were the reasons given as to why these special committee members were so indicating;
          (x) Which special committee members indicated that they did not support the transaction as then proposed on October 29, 2006, and the reasons that were given for that decision;
          (y) The reasons the founders and certain members of management were not supportive of a potential Leveraged Recapitalization as of October 31, 2006;
          (z) The effects of the approximately $50,000,000 to $70,000,000 understatement on the valuation of OSI;
          (aa) The specific details surrounding statements or indications made by the founders and certain members of management that it was “possible that certain members of management and the founders may resign from their positions at OSI if a Leveraged Recapitalization, and not the transaction with Bain/Catterton, were pursued”;
          (bb) The basis for the special committee’s conclusion that additional accounting concerns decreased the likelihood of the successful completion of any Leveraged Recapitalization or other similar transaction;
          (cc) The details surrounding who at OSI first discovered the accounting irregularities and when such irregularities were discovered;
          (dd) The identities of the 15 companies Wachovia contacted during the “go-shop” period, and descriptions of the type and nature of any presentations made to these companies;
          (ee) Whether Wachovia or OSI were ever contacted by the two post-signing potential acquirers who received preliminary due diligence materials after such receipt, and, if so, whether either party gave any indication of their desire to enter into a transaction with OSI; and

           (ff) Sufficient detail regarding how much cash the founders are taking out of the Company on this transaction, despite the fact that they are receiving additional equity ownership in the new company.
     106. Without the aforementioned material information, all of which a reasonable stockholder would consider important in deciding how to vote their shares, OSI’s shareholders are unable to cast informed votes on the Proposed Buyout. This is particularly important in light of the fact that, as the Proxy states that:
[OSI] stockholders have the right under Delaware law to dissent from the adoption of the Merger Agreement, to exercise appraisal rights and to receive payment in cash of the fair value for their shares of our common stock determined in accordance with Delaware law. The fair value of shares of our common stock, as determined in accordance with Delaware law, may be more or less than the merger consideration to be paid to non-dissenting stockholders in the merger. To preserve their rights, stockholders who wish to exercise appraisal rights must not vote in favor of the adoption of the Merger Agreement and must follow specific procedures. Dissenting stockholders must precisely follow these specific procedures to exercise appraisal rights or their appraisal rights may be lost. These procedures are described in this proxy statement, and the provisions of Delaware law that grant appraisal rights and govern such procedures are attached as Annex D to this proxy statement. See “Appraisal Rights” beginning on page 82.
     107. However, without the benefit of all material information concerning the price of the Proposed Buyout and the process employed by the Individual Defendants and the Buyout Group in connection with the merger, plaintiff and the Class are unable to make an informed voting decision as to whether to seek appraisal of their shares or not.
     108. As such, defendants have breached and are continuing to breach their fiduciary duty of candor to the Company’s shareholders.
     109. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class in a willful, reckless and wanton manner, and will consummate the Proposed Buyout to the irreparable harm of plaintiff and the Class.

FIRST CAUSE OF ACTION
Breach of Fiduciary Duty of Due Care, Loyalty and Good Faith
(Against the Individual Defendants)
     110. Plaintiff repeats and realleges each allegation set forth herein.
     111. The Individual Defendants have thus far failed to engage in a process that is best calculated to maximize shareholder value. Instead of attempting to obtain the highest price reasonably available for OSI’s shareholders, the Individual Defendants have taken actions that will only serve their own interests and the interests of the Buyout Group while inhibiting the maximization of shareholder value.
     112. The Individual Defendants were and are under a duty:
     (a) to fully inform themselves of the market value of OSI before taking, or agreeing to refrain from taking, action;
     (b) to act in the best interests of the equity owners;
     (c) to maximize shareholder value;
     (d) to obtain the best financial and other terms when the Company’s independent existence will be materially altered by a transaction; and
     (e) to act in accordance with their fundamental duties of good faith, fair dealing, due care and loyalty.
     113. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, are implementing and abiding by a process that will deprive plaintiff and other members of the Class of the true value of their investment in OSI.

     114. OSI shareholders will, if these defendants’ actions are allowed to stand, be deprived of the opportunity for substantial gains plaintiff and Class members may realize if defendants are forced to negotiate in good faith with other interested suitors or take other actions designed to maximize shareholder value instead of permitting some of the Individual Defendants to manipulate the process through threats and intimidation to obtain an economic windfall.
     115. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other OSI public stockholders, engaged in disloyal self-dealing, and were assisted, aided and abetted in that failure by defendants OSI, Bain and Catterton, which knowingly assisted defendants’ wrongful acts.
     116. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, immediately:
          (a) Undertake an independent evaluation of OSI’s worth as an acquisition candidate;
          (b) Rescind any and all agreements that inhibit the maximization of shareholder value, including but not limited to Bain/Catterton merger agreement, the “no shop” provision in the merger agreement, the termination fee provision in the merger agreement, any amendments to the Company’s rights agreement, and any agreements to obtain employment for OSI insiders;
          (c) Appoint a truly independent committee of persons so that the interests of OSI’s public stockholders will be protected and any subsequent offers will be considered and negotiated in the interest of OSI’s public stockholders; and
          (d) Negotiate, in good faith, with any interested third party, regarding the sale or merger of OSI.

     117. As a result of these defendants’ failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.
     118. Defendants are not acting in good faith toward plaintiff and the other members of the Class, are putting their own self-interests above those of the OSI shareholders, and have breached and are continuing to breach their fiduciary duties to plaintiff and the members of the Class.
     119. As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for OSI assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the Individual Defendants’ actions are enjoined by the Court, the Individual Defendants will continue to breach or aid and abet the breach of their fiduciary duties owed to plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.
     120. Plaintiff and the other members of the Class have no adequate remedy at law.
     121. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against defendants. Plaintiffs counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
SECOND CAUSE OF ACTION
Breach of Fiduciary Duty of Candor
(Against the Individual Defendants)
     122. Plaintiff repeats and realleges each allegation set forth herein.

     123. The Individual Defendants were and are under a duty to make sure that OSI’s shareholders are provided full and complete disclosure concerning important matters which a reasonable stockholder would deem important under the circumstances.
     124. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of their ability to make an informed decision as to whether to vote in favor of or against the Proposed Buyout.
     125. Specifically, defendants have breached their fiduciary duties to plaintiff and the Class by omitting to disclose each of the items of material information listed in ¶104, above.
     126. OSI shareholders will, if the Proposed Buyout is consummated, be deprived of the opportunity to make an educated and informed decision concerning whether to vote their shares in favor of the Proposed Buyout or not.
     127. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise their fiduciary obligation of candor toward plaintiff and the other OSI public stockholders.
     128. As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive adequate and complete disclosure regarding the Proposed Buyout.
     129. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Buyout and cause irreparable harm of the Class, as aforesaid.
     130. Plaintiff and the Class have no adequate remedy at law.

     131. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
THIRD CAUSE OF ACTION
Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty
(Against Defendants OSI, Bain and Catterton)
     132. Plaintiff repeats and realleges each allegation set forth herein.
     133. Defendants OSI, Bain and Catterton are sued herein as aiders and abetters of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of OSI.
     134. The Individual Defendants breached their fiduciary duties of good faith, loyalty, due care and candor to the OSI shareholders by failing to:
          (a) fully inform themselves of the market value of OSI before entering into the merger agreement;
          (b) act in the best interests of the public shareholders of OSI common stock;
          (c) maximize shareholder value;
          (d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the merger agreement;
          (e) act in accordance with their fundamental duties of good faith, due care and loyalty;
          (f) put the shareholders’ best interests above those of the Individual Defendants; and

          (g) disclose all material information concerning the transaction to enable OSI’s shareholders to cast informed votes on the Proposed Buyout.
     135. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants OSI, Bain and Catterton, who, therefore, aided and abetted such breaches via entering into the merger agreement with each other.
     136. Defendants OSI, Bain and Catterton had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the OSI shareholders.
     137. Defendants OSI, Bain and Catterton rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the OSI shareholders.
     138. As a result of these defendants’ conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares and will not be able to cast informed vote with all material information concerning the Proposed Buyout.
     139. As a result of the unlawful actions of defendants OSI, Bain and Catterton, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for OSI’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company, and will be voting on the basis of inadequate and incomplete information concerning the Proposed Buyout. Unless the actions of defendants OSI, Bain and Catterton are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

     140. Plaintiff and the other members of the Class have no adequate remedy at law.
     141. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Proposed Buyout agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;
     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders.
     D. Directing defendants to exercise their fiduciary duties to obtain a transaction which is in the best interest of OSI’s shareholders until the process for the sale or proper auction of the Company is completed and the highest possible price is obtained;
     E. Directing the Individual Defendants to exercise their fiduciary duty to disclose all material information in their possession concerning the Proposed Buyout prior to the shareholder vote on the same;
     F. Rescinding, to the extent already implemented, the Proposed Buyout or any of the terms thereof;
     G. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

     H. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     I. Granting such other and further equitable relief as this Court may deem just and proper.
DEMAND FOR JURY TRIAL
     Plaintiff demands a trial by jury on all issues so triable.

DATED: January25 2007	LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
PAUL J. GELLER
Florida Bar No. 984795
JONATHAN M. STEIN
Florida Bar No. 009784
STUART A. DAVIDSON
Florida Bar No. 084824

/s/ Stuart A. Davidson STUART A. DAVIDSON

120 East Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP DARREN J. ROBBINS
RANDALL J. BARON
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

BARRETT, JOHNSTON & PARSLEY GEORGE E. BARRETT
DOUGLAS S. JOHNSTON, JR.
TIMOTHY L. MILES
GERALD E. MARTIN
217 Second Avenue, North Nashville, TN 37201-1601
Telephone: 615/244-2202
615/252-3798 (fax)

VANOVERBEKE MICHAUD & TIMMONY, P.C.
MICHAEL E. MOCO
79 Alfred Street
Detroit, MI 48201
Telephone: 313/578-1200
313/578-1201 (fax)
Attorneys for Plaintiff and the Class
CERTIFICATE OF SERVICE
     I HEREBY CERTIFY that a true and correct copy of the foregoing was served via facsimile and U.S. Mail upon the following parties on the 25th day of January, 2007:

Joseph C. Coates, III	Christopher L. Griffin
GREENBERG TRAURIG, P.A.	James M. Landis
777 South Flagler Drive, Suite 300 East	FOLEY & LARDNER LLP
West Palm Beach, FL 33401	100 North Tampa Street
Telephone: 561/650-7900 F	Suite 2700
561/655-6222 (fax)	Tampa, FL 33602
Telephone: 813/229-2300
813/221-4210 (fax)
John D. Donovan ROPES & GRAY	Yosef J. Riemer Aaron J. Schechter
One International Place	KIRKLAND & ELLIS LLP
Boston, MA 02110-2624	Citigroup Center
Telephone: 617/951-7000	153 East 53rd Street
617/951-7050 (fax) Everett C. Johnson, Jr.	New York, NY 10022 Telephone: 212/446-4802 212/446-4900 (fax)
LATHAM & WATKINS, LLP
555 Eleventh Street, NW, Suite 1000
Washington, DC 20004-1204
Attorneys for Bain Capital Partners, LLC and Catterton Partners	Attorneys for Defendants Chris T. Sullivan and Robert D. Basham

Sam J. Salario	Jerry R. Linscott
Christopher M. Sacco	BAKER & HOSTETLER, LLP
CARLTON FIELDS, P.A.	SunTrust Center, Suite 2300
Post Office Box 3239	200 S.Orange Ave.
Tampa, FL 33601-3239	Orlando, FL 32802
Telephone: 813/223-7000	Telephone: 407/649-4000
813/229-4133 (fax)
Attorneys for OSI Restaurant, Inc., A. William Allen, III and Lee Roy Selmon
Paul K. Rowe
Robert B. Mazur
WACHTELL, LIPTON, ROSEN & KATZ
51 W. 52nd Street
New York, NY 10019
Telephone: 212/403-1210
212/403-2210 (fax)
Attorneys for Defendants John A. Brabson, Jr., W.R. “Max” Carey, Jr., Debbi Fields, General (Ret) Tommy Franks, Thomas A. James and Toby S. Wilt
/s/ Stuart A. Davidson Stuart A. Davidson